                                                                    EXHIBIT 99.1

                        MACE SECURITY INTERNATIONAL, INC.
                        CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001


                                    CONTENTS
Report of Independent Certified Public Accountants..............................  F-2

Audited Consolidated Financial Statements

Consolidated Balance Sheets.....................................................  F-3

Consolidated Statements of Operations...........................................  F-5

Consolidated Statements of Stockholders' Equity.................................  F-6

Consolidated Statements of Cash Flows...........................................  F-7

Notes to Consolidated Financial Statements......................................  F-8

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Shareholders and Board of Directors
Mace Security International, Inc.

We have audited the accompanying consolidated balance sheets of Mace Security International, Inc. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mace Security International, Inc. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania
March 2, 2004 (except for Note 8, as to which the date is March 11, 2004)

MACE SECURITY INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands except share information)

                                                                                  DECEMBER 31,
                                                                                  ------------
                                                                           2003                2002
                                                                           ----                ----
                  ASSETS

Current assets:

    Cash and cash equivalents                                            $  3,414           $  6,189

    Accounts receivable, less allowance for doubtful
       accounts of $263 and $198 in 2003 and 2002, respectively             1,531                772

    Inventories                                                             3,780              2,675

    Deferred income taxes                                                     266                230

    Prepaid expenses and other current assets                               1,878              1,968
                                                                         --------           --------
Total current assets                                                       10,869             11,834

Property and equipment:

    Land                                                                   31,391             31,804

    Buildings and leasehold improvements                                   34,871             35,470

    Machinery and equipment                                                10,172              9,485

    Furniture and fixtures                                                    447                444
                                                                         --------           --------
Total property and equipment                                               76,881             77,203

Accumulated depreciation                                                  (10,738)            (9,082)
                                                                         --------           --------
Total property and equipment, net of accumulated depreciation              66,143             68,121

Goodwill                                                                   10,623             13,430

Other intangible assets, net of accumulated amortization
    of $1,373 and $1,415 in 2003 and 2002, respectively                       991                959

Deferred income taxes                                                       1,820              1,700

Other assets                                                                  156                244
                                                                         --------           --------
TOTAL ASSETS                                                             $ 90,602           $ 96,288
                                                                         ========           ========

See accompanying notes.

                                                                                       DECEMBER 31,

                                                                                2003               2002
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

    Current portion of long-term debt and capital lease obligations           $  5,520           $  8,812

    Accounts payable                                                             2,658              2,598

    Income taxes payable                                                           172                210

    Deferred revenue                                                               402                380

    Accrued expenses and other current liabilities                               1,847              2,044
                                                                              --------           --------
Total current liabilities                                                       10,599             14,044

Long-term debt, net of current portion                                          25,591             24,168

Capital lease obligations, net of current portion                                  175                332

Other liabilities                                                                   25                 75

Stockholders' equity:

    Preferred stock, $.01 par value:

       Authorized shares - 10,000,000

       Issued and outstanding shares - none                                          -                  -

    Common stock, $.01 par value:

       Authorized shares - 100,000,000

       Issued and outstanding shares of 12,451,771 and 12,407,655 in
       2003 and 2002, respectively                                                 125                124

    Additional paid-in capital                                                  69,785             69,710

    Accumulated deficit                                                        (15,698)           (12,165)
                                                                              --------           --------
TOTAL STOCKHOLDERS' EQUITY                                                      54,212             57,669
                                                                              --------           --------
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                                     $ 90,602           $ 96,288
                                                                              ========           ========

See accompanying notes.

MACE SECURITY INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share information)

                                                                             YEAR ENDED DECEMBER 31,
                                                                             -----------------------
                                                               2003                   2002                   2001
                                                               ----                   ----                   ----
Revenues:

    Car wash and detailing services                        $     35,655           $     36,696           $     39,859

    Lube and other automotive services                            4,147                  4,219                  4,487

    Fuel and merchandise sales                                    3,613                  3,217                  3,638

    Security products sales                                       5,581                  2,498                      -

    Operating agreements                                              -                     80                    240
                                                           ------------           ------------           ------------
                                                                 48,996                 46,710                 48,224
Cost of revenues:

    Car wash and detailing services                              25,983                 25,674                 27,417

    Lube and other automotive services                            3,188                  3,301                  3,446

    Fuel and merchandise sales                                    3,156                  2,802                  3,234

    Security products sales                                       3,485                  1,523                      -
                                                           ------------           ------------           ------------
                                                                 35,812                 33,300                 34,097

Selling, general and administrative expenses                      9,486                  8,432                  7,366

Depreciation and amortization                                     1,958                  1,953                  2,813

Costs of terminated acquisitions                                      -                     57                    135

Goodwill and asset impairment charges                             3,798                  1,165                      -
                                                           ------------           ------------           ------------
Operating (loss)  income                                         (2,058)                 1,803                  3,813

Interest expense, net                                            (1,963)                (2,219)                (2,885)

Other income                                                        438                    327                    514
                                                           ------------           ------------           ------------
(Loss) income before income taxes                                (3,583)                   (89)                 1,442

Income tax (benefit) expense                                        (50)                   (32)                   534
                                                           ------------           ------------           ------------
(Loss) income before cumulative effect of
 change in accounting principle                                  (3,533)                   (57)                   908

Cumulative effect of change in accounting
 principle, net of tax benefit of $ 2,188                             -                 (5,733)                     -
                                                           ------------           ------------           ------------
Net (loss) income                                          $     (3,533)          $     (5,790)          $        908
                                                           ============           ============           ============

Basic (loss) income per share

    (Loss) income before cumulative effect
     of change in accounting principle                     $      (0.28)          $          -           $       0.07

    Cumulative effect of change in accounting principle               -                  (0.46)                     -

    Total                                                  $      (0.28)          $      (0.46)          $       0.07
                                                           ------------           ------------           ------------
Weighted average number of shares outstanding                12,414,816             12,630,964             12,724,282
                                                           ============           ============           ============

Diluted (loss) income per share

    (Loss) income before cumulative effect of
     change in accounting principle                        $      (0.28)           $         -           $       0.07

    Cumulative effect of change in accounting principle               -                  (0.46)                     -
                                                           ------------           ------------           ------------
    Total                                                  $      (0.28)          $      (0.46)          $       0.07
                                                           ------------           ------------           ------------
Weighted average number of shares outstanding                12,414,816             12,630,964             12,742,122
                                                           ============           ============           ============

See accompanying notes.

MACE SECURITY INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands except share information)

                                                                                  ADDITIONAL
                                             COMMON               COMMON            PAID-IN          ACCUMULATED
                                             SHARES               STOCK             CAPITAL            DEFICIT           TOTAL
                                             ------               -----             -------            -------           -----
BALANCE AT DECEMBER 31, 2000 ........      25,480,590           $   255           $ 69,905           $ (7,283)          $62,877

Common stock issued in purchase
  acquisitions ......................          26,137                                  158                                  158

Shares purchased and retired ........         (78,300)               (1)               (86)                                 (87)

Net income ..........................                                                                     908               908
                                           ----------           -------            -------           --------           -------
BALANCE AT DECEMBER 31, 2001 ........      25,428,427               254             69,977             (6,375)           63,856

Common stock issued in purchase
  acquisitions ......................          26,316                                   25                                   25

Shares purchased and retired ........        (624,900)               (6)              (416)                                (422)

One-for-two reverse stock split .....     (12,422,188)             (124)               124                                    -

Net loss ............................                                                                  (5,790)           (5,790)
                                           ----------           -------            -------           --------           -------
BALANCE AT DECEMBER 31, 2002 ........      12,407,655               124             69,710            (12,165)           57,669

Common stock issued in purchase
  acquisitions ......................          26,316                                   50                                   50

Exercise of Common Stock Options ....          30,000                 1                 39                                   40

Shares purchased and retired ........         (12,200)                                 (14)                                 (14)

Net loss ............................                                                                  (3,533)           (3,533)
                                           ----------           -------            -------           --------           -------
BALANCE AT DECEMBER 31, 2003 ........      12,451,771           $   125           $ 69,785           $(15,698)          $54,212
                                           ==========           =======           ========           ========           =======

See accompanying notes.

MACE SECURITY INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

                                                                                                YEAR ENDED DECEMBER 31,

                                                                                      2003               2002              2001
                                                                                      ----               ----              ----
OPERATING ACTIVITIES

(Loss) income before cumulative effect of change in accounting principle            $  (3,533)          $   (57)          $   908

Cumulative effect of change in accounting principle, net of income tax
benefit                                                                                     -            (5,733)                -
                                                                                    ---------           -------           -------
Net (loss) income                                                                      (3,533)           (5,790)              908

Adjustments to reconcile net (loss) income to net cash provided by operating activities:

        Depreciation and amortization                                                   1,958             1,953             2,813

        Provision for losses on receivables                                                86                98                40

        Cumulative effect of change in accounting principle                                 -             7,920                 -

        Goodwill and asset impairment charges                                           3,798             1,165                 -

        (Gain) loss on disposal of property and equipment                                (104)                -              (216)

        Deferred income taxes                                                            (155)           (2,423)              339

        Changes in operating assets and liabilities:

          Accounts receivable                                                            (845)              (16)               30

          Inventory                                                                    (1,105)             (195)               81

          Accounts payable                                                                 60               198              (376)

          Deferred revenue                                                                 22               127               (63)

          Accrued expenses                                                               (197)             (140)              105

          Income taxes                                                                    (39)               37               (17)

          Prepaid expenses and other assets                                               191               401                (3)

          Other                                                                             -                 -                (4)
                                                                                    ---------           -------           -------
Net cash provided by operating activities                                                 137             3,335             3,637

INVESTING ACTIVITIES

Acquisition of businesses, net of cash acquired                                             -              (217)                -

Purchase of property and equipment                                                     (1,112)             (865)             (876)

Proceeds from sale of property and equipment                                              598                 -             1,327

Payments for intangibles                                                                  (55)              (14)              (21)
                                                                                    ---------           -------           -------
Net cash (used in) provided by investing activities                                      (569)           (1,096)              430

FINANCING ACTIVITIES

Proceeds from long term debt                                                               11                 -                 3

Payments on long-term debt and capital lease obligations                               (2,380)           (2,240)           (2,209)

Proceeds from issuance of common stock                                                     40                 -                 -

Payments to purchase stock                                                                (14)             (422)              (87)
                                                                                    ---------           -------           -------
Net cash used in financing activities                                                  (2,343)           (2,662)           (2,293)
                                                                                    ---------           -------           -------
Net (decrease) increase in cash and cash equivalents                                   (2,775)             (423)            1,774

Cash and cash equivalents at beginning of year                                          6,189             6,612             4,838
                                                                                    ---------           -------           -------
Cash and cash equivalents at end of year                                              $ 3,414           $ 6,189           $ 6,612
                                                                                    =========           =======           =======

See accompanying notes.

MACE SECURITY INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Mace Security International, Inc. and its wholly owned subsidiaries (collectively, "the Company"). All significant intercompany transactions have been eliminated in consolidation. On December 17, 2002, we effected a one-for-two reverse stock split. All stock prices, share amounts, per share information, stock options and stock warrants reflect the reverse split, unless otherwise noted.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

The Company currently operates in two business segments: the Car and Truck Wash Segment, supplying complete car care and truck wash services (including wash, detailing, lube, and minor repairs) and the Security Products Segment, producing for sale consumer safety and personal defense products, as well as electronic surveillance and monitoring products. The Company's car care and truck wash operations are principally located in Texas, Arizona, Florida, Pennsylvania, New Jersey, Delaware, Indiana, and Ohio.

REVENUE RECOGNITION AND DEFERRED REVENUE

Revenue from the Company's Car and Truck Wash Segment is recognized, net of customer coupon discounts, when services are rendered or fuel or merchandise is sold. The Company records a liability for gift certificates, ticket books, and seasonal and annual passes sold at its car care locations but not yet redeemed. The Company estimates these unredeemed amounts based on gift certificates and ticket book sales and redemptions throughout the year as well as utilizing historical sales and redemption rates per the car washes' point-of-sale systems. Seasonal and annual passes are amortized on a straight-line basis over the time during which the passes are valid.

Revenue from the Company's Security Products Segment is recognized when shipments are made, or for export sales when title has passed. Shipping and handling charges are included in revenues and cost of goods sold.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less, and credit card deposits which are converted into cash within two to three business days.

ACCOUNTS RECEIVABLE

The Company's accounts receivable are due from trade customers. Credit is extended based on evaluation of customers' financial condition and, generally, collateral is not required. Accounts receivable payment terms vary and amounts due from customers are stated in the financial statements net of an allowance for doubtful accounts. Accounts outstanding longer than the payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they are deemed uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. Risk of losses from international sales within the Security Products Segment are reduced by requiring substantially all international customers to provide irrevocable confirmed letters of credit and/or cash advances.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the first-in first-out (FIFO) method for security and car care products. Inventories at the Company's car and truck wash locations consist of various chemicals and cleaning supplies used in operations and merchandise and fuel for resale to consumers. Inventories within the Company's Security Products Segment consist of defense sprays, child safety products, electronic security monitors, cameras and digital recorders, and various other consumer security and safety products.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, which are generally as follows: buildings and leasehold improvements - 15 to 40 years; machinery and equipment - 2 to 20 years; and furniture and fixtures - 5 to 10 years. Significant additions or improvements extending assets' useful lives are capitalized; normal maintenance and repair costs are expensed as incurred. Depreciation expense was approximately $1.9 million, $1.9 million, and $1.8 million for the years ended December 31, 2003, 2002, and 2001, respectively. Maintenance and repairs are charged to expense as incurred and amounted to approximately $900,000 in 2003, $1.1 million in 2002, and $1.1 million in 2001.

ASSET IMPAIRMENT CHARGES

In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we periodically review the carrying value of our long-lived assets held and used, and assets to be disposed of, for possible impairment when events and circumstances warrant such a review. During the year ended December 31, 2002, we wrote down assets determined to be impaired by approximately $1.2 million. The asset write-down related to one of our full service car wash sites in Texas and two full service car wash sites in Arizona. We have determined that due to poor demographics and increased competition in the geographic areas of these sites, their future expected cash flows will not be sufficient to recover their respective carrying values. During the quarter ended June 30, 2003, we further wrote down the assets related to one of the full service car wash site in Arizona which we partially wrote down at December 31, 2002, by an additional $351,000. The additional write-down was the result of the impending loss of a significant customer of this site resulting in an additional reduction of the future expected cash flows of this site and the ability to recover the site's carrying value. The Company closed the facility effective September 30, 2003. We continue to market the remaining two sites for sale and have written down these two assets to their estimated fair market values.

GOODWILL

Prior to 2002, goodwill was amortized on a straight-line basis over 25 years.

On January 1, 2002, the Company adopted SFAS 142, and as required, discontinued amortization of goodwill acquired prior to July 1, 2001. Additionally, SFAS 142 required that, within six months of adoption, the first phase of the goodwill transitional impairment testing be completed at the reporting unit level as of the date of adoption. SFAS 142 requires that any goodwill impairment loss recognized as a result of initial application be reported in the first interim period of adoption as a change in accounting principle and that the income per share effects of the accounting change be separately disclosed. The transitional impairment testing was completed during the third quarter of 2002 and as of January 1, 2002 (See Note 3, Change in Accounting Principle).

In accordance with SFAS 142, the Company also completed our annual impairment tests as of November 30, 2003, and 2002, and will be subject to impairment test each year thereafter. In the fourth quarter of 2003, as a result of the annual impairment test of Goodwill and Other Intangibles, we recorded an impairment of approximately $3.4 million related to our Northeast region reporting unit of our Car and Truck Wash Segment. This was principally due to a reduction in future projected cash flows resulting from an extended departure from our historic revenue levels due to inclement weather and a slower economy. Significant estimates and assumptions are used in assessing the fair value of the reporting units and determining impairment to goodwill (See Note 3, Change in Accounting Principle). The Company cannot guarantee that there will not be impairments in subsequent years.

OTHER INTANGIBLE ASSETS

Other intangible assets consist primarily of deferred financing costs, trademarks, and establishing a registered national brand name. Prior to 2002, our trademarks and brand name were amortized on a straight-line basis over 15 years. In accordance with SFAS 142, our trademarks and brandname are considered to have indefinite lives, and as such, are no longer subject to amortization. These assets will be tested for impairment annually and whenever there is an impairment indicator. In 2003, approximately $9,000 related to our security product trademarks was written off in accordance with SFAS 142. Deferred financing costs are amortized on a straight-line basis over the terms of the respective debt instruments. Customer lists and non-compete agreements are amortized on a straight-line basis over their respective estimated useful lives. Amortization of other intangible assets was approximately $53,000, $31,000, and $79,000 for the years ended December 31, 2003, 2002, and 2001, respectively. (See "New Accounting Standards" below.)

COSTS OF TERMINATED ACQUISITIONS

The Company's policy is to charge as an expense any previously capitalized expenditures relating to proposed acquisitions that in management's current opinion will not be consummated.

INCOME TAXES

Deferred income taxes are determined based on the difference between the financial accounting and tax bases of assets and liabilities. Deferred income tax expense (benefit) represents the change during the period in the deferred income tax assets and deferred income tax liabilities. Deferred tax assets include tax loss and credit carryforwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid on all indebtedness was approximately $2.0 million, $2.3 million, and $3.1 million for the years ended December 31, 2003, 2002, and 2001, respectively.

Income taxes paid were approximately $144,000, $169,000, and $211,000 in 2003, 2002, and 2001, respectively.

Noncash investing and financing activities of the Company excluded from the statement of cash flows include property additions financed by debt of $343,000, $1.0 million, and $181,000 in 2003, 2002, and 2001, respectively.

ADVERTISING

The Company expenses advertising costs, including advertising production costs, as they are incurred or the first time advertising takes place. The Company's costs of coupon advertising are recorded as a prepaid asset and amortized to advertising expense during the period of distribution and customer response, typically two to three months. Prepaid advertising costs were $134,000 and $70,000 at December 31, 2003 and 2002, respectively. Advertising expense was approximately $1.1 million in 2003, $1.1 million in 2002, and $1.1 million in 2001.

STOCK BASED COMPENSATION

At December 31, 2003, the Company has two stock-based employee compensation plans, which are more fully described in Note 10. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. Stock-based employee compensation costs are not reflected in net income, as all options granted under the plan had exercise prices equal to the market value of the underlying common stock on the date of grant. The table below illustrates the effect on net (loss) income and (loss) income per share if the Company had applied the fair value recognition provisions of

FASB 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

The Company has elected to follow APB 25, and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123, requires use of option valuation models that are not developed for use in valuing employee stock options. Under APB 25, if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair values for these options were estimated at the dates of grant using a Black-Scholes option pricing model with the following weighted average assumptions for grants in 2003, 2002 and 2001; risk-free interest rate ranges of 3.29% to 4.45% in 2003, 3.72% to 5.39% in 2002, and 4.62% to 5.22% in 2001;
dividend yield of 0%; expected volatility of the market price of the Company's common stock of 21% in 2003, 61% in 2002, and 97% in 2001; and a weighted-average expected life of the option of ten years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Pro forma results are not likely to be representative of the effects on reported or pro forma results of operations for future years. The Company's pro forma information is as follows (in thousands, except per share data):

                                                                     YEAR ENDED DECEMBER 31,

                                                          2003                2002                2001
                                                          ----                ----                ----
Net (loss) income, as reported                         $    (3,533)       $     (5,790)        $       908

Less: Stock-based compensation costs under fair
         value based method for all awards                    (401)               (685)             (1,354)
                                                       -----------        ------------         -----------
Pro forma net loss                                     $    (3,934)       $     (6,475)        $      (446)
                                                       ===========        ============         ===========
Earnings per share - basic

    As reported                                        $     (0.28)       $      (0.46)        $      0.07

    Pro forma                                          $     (0.32)       $      (0.51)        $     (0.04)

Earnings per share - diluted

    As reported                                        $     (0.28)       $      (0.46)        $      0.07

    Pro forma                                          $     (0.32)       $      (0.51)        $     (0.04)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. The carrying values of cash and cash equivalents, trade receivables, and trade payables are considered to be representative of their respective fair values.

Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the carrying values and fair values of the Company's fixed and variable rate debt instruments at December 31, 2003 were as follows:

                              CARRYING      FAIR
                               VALUE        VALUE
                               -----        -----
                                (In Thousands)
Fixed rate debt             $  13,730    $  16,575

Variable rate debt             17,556       17,812
                            ---------    ---------
Total                       $  31,286    $  34,387
                            =========    =========

The majority of the fixed rate debt provides for a pre-payment penalty based on an interest rate yield maintenance formula. The yield maintenance formula results in a significant pre-payment penalty as market interest rates decrease. The pre-payment penalty precludes refinancing of this long-term debt.

BUSINESS COMBINATIONS

Prior to July 1, 2001, the Company assessed each business combination to determine whether the pooling of interests or the purchase method of accounting was appropriate. For those business combinations prior to July 1, 2001, accounted for under the pooling of interests method, the financial statements were combined with those of the Company at their historical amounts, and if material, all periods presented were restated as if the combination occurred on the first day of the earliest year presented. For those acquisitions accounted for using the purchase method of accounting, the Company allocates the cost of the acquired business to the assets acquired and the liabilities assumed based on estimates of fair values thereof. These estimates are revised during the allocation period as necessary when, and if, information regarding contingencies becomes available to define and quantify assets acquired and liabilities assumed. The allocation period varies but does not exceed one year. To the extent contingencies such as pre-acquisition environmental matters, pre-acquisition liabilities including deferred revenues, litigation and related legal fees are resolved or settled during the allocation period, such items are included in the revised allocation of the purchase price. After the allocation period, the effect of changes in such contingencies is included in results of operations in the period in which the adjustment is determined.

NEW ACCOUNTING STANDARDS

In June 2002, the Financial Accounting Standards Board ("FASB") approved the issuance of SFAS 146, Accounting for Exit or Disposal Activities. SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that were previously accounted for pursuant to the guidance that the Emerging Issues Task Force "EITF" had set forth in EITF Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain

Costs Incurred in a Restructuring). SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material effect on the Company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of FIN 45 did not have a material impact on the Company's consolidated balance sheets, results of operations or cash flows.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS 148 amends SFAS 123 Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The expanded annual disclosure requirements and the transition provisions are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS 148 did not have a material effect on the Company's financial position or results of operations.

In January 2003, the FASB released Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46") which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company does not have interests in special purpose entities and does not anticipate that the adoption of FIN 46R will have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that issuers classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

3.    CHANGE IN ACCOUNTING PRINCIPLE

Effective January 1, 2002, we adopted SFAS 142, Goodwill and Other Intangible Assets. In connection with the adoption, we discontinued approximately $900,000 in annual amortization of goodwill. SFAS 142 also requires companies to test intangibles for impairment on an annual basis. During the first quarter of 2002, the Company performed its testing under SFAS 142 pertaining to its evaluation of intangible assets determined to have indefinite useful lives, and determined that there was an impairment issue with certain trademarks used in our security products segment. The fair values of the trademarks were determined using a royalty savings approach, discounted at appropriate risk-adjusted rates, which yielded results consistent with available market-approach data. The impairment of $43,000, net of tax, was recorded as a cumulative effect of a change in accounting principle as of December 31, 2001 in our March 31,

2002 financial statements.

The following table reflects unaudited adjusted results of operations of the Company, giving effect to the provisions of SFAS 142 as if they were adopted on January 1, 2000 (in thousands except earnings per share):

                                                            YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------
                                                       2003          2002           2001
                                                   -----------   ------------   -----------
(Loss) income before cumulative effect of change
    in accounting principle, as reported           $    (3,533)  $        (57)  $       908
Add back: amortization expense, net of tax                   -              -           580
                                                   -----------   ------------   -----------

Pro forma (loss) income before cumulative effect
    of change in accounting principle              $    (3,533)  $        (57)  $     1,488
                                                   ===========   ============   ===========
Basic (loss) income before cumulative effect of
    change in accounting principle per common
    share:
    As reported                                    $     (0.28)  $          -   $      0.07
    Pro forma                                      $     (0.28)  $          -   $      0.12
Diluted (loss) income before cumulative effect of
    change in accounting principle per common
    share:
    As reported                                    $     (0.28)  $          -   $      0.07
    Pro forma                                      $     (0.28)  $          -   $      0.12

Under the provisions of SFAS 142, the Company was required to complete the first phase of the goodwill transitional impairment test within six months of adopting the new standard or by June 30, 2002 and the final phase of the transitional test before the end of the year of adoption, or December 31, 2002. The first step of the transitional testing was the determination of our reporting units and the estimation of the fair values of the reporting units. A discounted cash flow model was used to estimate the fair value of our reporting units. Discount rates were derived by using the weighted average cost of capital technique. The discount rates were then used by the Company in the discounted cash flow calculations. Significant estimates and assumptions were used in assessing the fair value of the reporting units. These estimates and assumptions involved future cash flows, growth rates, discount rates, weighted average cost of capital, and estimates of market valuations of each of the reporting units. During the third quarter of 2002, we completed the transitional requirements for goodwill impairment testing. As a result of the transitional goodwill impairment testing, we determined that the book value of our Northeast reporting unit exceeded its current fair value by $1.84 million. The Northeast reporting unit's current fair value was based on present expectations for the business in light of the current economic environment and the uncertainty associated with recent volume due to unfavorable weather patterns. Additionally, there was an impairment of $5.34 million in our Arizona reporting unit due to unfavorable economic conditions combined with a significant increase in local competition. This charge represented a complete write-off of the goodwill associated with this reporting unit. Finally, there was an impairment loss of $670,000 in our truck wash reporting unit, primarily because we did not acquire additional truck washes necessary to achieve the scale needed to attract national accounts. This charge represented a complete write-off of the goodwill associated with this reporting unit.

We completed our annual testing of goodwill and intangible assets determined to have indefinite lives in accordance with SFAS 142 as of November 30, 2003. The methodology applied was consistent with that of our transitional impairment testing and our 2002 annual test. The growth rate applied to future cash flows beyond detailed projections was 3%. The discount rates used varied from 7.25% for our security products business to approximately 11.2% for our car and truck wash operations. In the fourth quarter of 2003, as a result of the annual impairment test of Goodwill and Other Intangibles, we recorded an impairment of approximately $3.4 million related to our Northeast region reporting unit of our Car and Truck Wash Segment. This was principally due to a reduction in future projected cash flows resulting from extended departures from our historic revenue levels due to inclement weather and a slower economy. Impairment of goodwill and intangible assets with indefinite lives must be tested on at least an annual basis and whenever there is an impairment indicator. The Company cannot guarantee that there will not be impairments in subsequent years.

The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2003 are as follows (in thousands):


                                                                            TRUCK      SECURITY
                                    NORTHEAST       TEXAS     ARIZONA       WASHES     PRODUCTS       TOTAL
                                   ------------   ---------  ----------   ----------   ---------   -----------
Balance at December 31, 2001       $      6,508   $   7,620  $    5,341   $      670   $       -   $    20,139

Reallocation of purchase price              862           -           -            -           -           862

Acquisition of Micro-Tech
    Manufacturing, Inc.                       -           -           -            -         282           282

Transitional impairment loss upon
    adoption of SFAS 142                 (1,842)          -      (5,341)        (670)          -        (7,853)
                                   ------------   ---------  ----------   ----------   ---------   -----------
Balance at December 31, 2002              5,528       7,620           -            -         282        13,430

Reallocation of purchase price                 -        671           -            -         (40)          631

Impairment loss                          (3,438)          -           -            -           -        (3,438)
                                   ------------   ---------  ----------   ----------   ---------   -----------
Balance at December 31, 2003       $      2,090   $   8,291  $        -   $        -   $     242   $    10,623
                                   ============   =========  ==========   ==========   =========   ===========

4.    BUSINESS COMBINATIONS

From April 1, 1999 through July 26, 2000, the Company acquired 62 car care facilities and five truck wash facilities through the acquisition of 17 separate businesses including: 42 full service facilities, one self service facility, 11 exterior only facilities and one lube center in Pennsylvania, New Jersey, Delaware, Texas, Florida, and Arizona; 11 facilities were subsequently divested or closed. The five full service truck wash facilities are located in Arizona, Indiana, Ohio, and Texas.

On August 28, 2001, the Company sold, through a wholly-owned subsidiary, substantially all of the assets of Gabe's Plaza Car Wash in Morrisville, Pennsylvania. The Company received an aggregate cash sales price of $1.2 million, $315,000 of which was utilized to pay off a promissory note secured by the Gabe's Plaza Car Wash assets.

On August 12, 2002, the Company acquired the inventory, certain other assets and the operations of Micro-Tech Manufacturing, Inc. ("Micro-Tech"), a manufacturer and retailer of electronic security devices. Total consideration under the agreement was approximately $505,000. At closing, the Company paid $217,000 cash for inventory, $15,625 cash representing the first of twelve equal monthly installments totaling $187,500, and 13,158 (pre-reverse split) registered shares of common stock of the Company representing the first of eight quarterly payments of shares totaling 105,263 (pre-reverse split) shares. This transaction was accounted for using the purchase method of accounting in accordance with SFAS 141, Business Combinations.

On September 26, 2003, a wholly owned subsidiary within the Company's Security Products Segment acquired the inventory, certain other assets and the operations of Vernex, Inc., a manufacturer and retailer of electronic security monitors. Total consideration under the agreement was $213,000 cash. The agreement also provides for additional cash consideration based on sales performance for a twelve-month period subsequent to closing. This transaction was accounted for using the purchase method of accounting in accordance with SFAS 141, Business Combinations.

On November 12, 2003, the Company sold, through a wholly owned subsidiary, the assets of our car wash facility located in Voorhees, New Jersey, for approximately $600,000.

5.    ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful accounts are summarized as follows:

                                YEAR ENDED DECEMBER 31,
                                 2003     2002     2001
                                ------   ------   ------
                                     (In Thousands)
Balance at beginning of year    $  198   $  178   $  261

Additions (charged to expense)      86       98       40

Adjustments                          -      239     (123)

Deductions                         (21)    (317)       -
                                ------   ------   ------
Balance at end of year          $  263   $  198   $  178
                                ======   ======   ======

6.    INVENTORIES

Inventories consist of the following:

                                                   AS OF DECEMBER 31,
                                                     2003      2002
                                                   --------  --------
                                                     (In Thousands)
Finished goods                                     $  2,115  $    963

Work in process                                          94       128

Raw materials and supplies                              602       634

Fuel, merchandise inventory and car wash supplies       969       950
                                                   --------  --------
                                                   $  3,780  $  2,675
                                                   ========  ========

7.    OTHER INTANGIBLE ASSETS

The following table reflects the components of intangible assets, excluding goodwill (in thousands):

                                             DECEMBER 31, 2003      DECEMBER 31, 2002
                                                                     GROSS
                                           GROSS CARRYING  ACCUM.  CARRYING    ACCUM.
                                               AMOUNT      AMORT.   AMOUNT     AMORT.
Amortized intangible assets:
         Non-compete agreement             $           65  $    7  $      25  $       2
         Customer list                                 62      23         25          2
         Deferred financing costs                     390     158        373        131
                                           --------------  ------  ---------  ---------
Total amortized intangible assets                     517     188        423        135
Non-amortized intangible assets:
     Trademarks - security products
         segment                                    1,731   1,175      1,185      1,270
                                           --------------  ------  ---------  ---------
         Service mark - car care segment              116      10        116         10
                                           --------------  ------  ---------  ---------
Total non-amortized intangible assets               1,847   1,185      1,951      1,280

                                             DECEMBER 31, 2003      DECEMBER 31, 2002
                                                                     GROSS
                                           GROSS CARRYING  ACCUM.  CARRYING    ACCUM.
                                               AMOUNT      AMORT.   AMOUNT     AMORT.
Total intangible assets                    $        2,364  $1,373  $   2,374  $   1,415
                                           ==============  ======  =========  =========

The following sets forth the estimated amortization expense on intangible assets for the fiscal years ending December 31 (in thousands):

2004  $63
2005  $49
2006  $35
2007  $32
2008  $24

Amortization expense of other intangible assets was approximately $53,000, $31,000, and $79,000, for the years ended December 31, 2003, 2002, and 2001, respectively.

8.    LONG-TERM DEBT, NOTES PAYABLE, AND CAPITAL LEASE OBLIGATIONS

Long-term debt, notes payable, and capital lease obligations consist of the following:

                                                                           AS OF DECEMBER 31,
                                                                            2003       2002
                                                                          ---------  ---------
                                                                             (In Thousands)
Notespayable to GMAC Commercial Mortgage ("GMAC"), interest rate of
     8.52%, due in monthly installments totaling $145,936 including interest, through September 2013, collateralized by real property, equipment and inventory of certain of the Millennia Car Wash
     locations                                                            $  11,618  $  12,346

Note payable to Bank One, Texas, NA, interest rate of prime plus 0.25%
     (4.25% at December 31, 2003), is due in monthly installments of
     $51,466 including interest (adjusted annually), through November
     2008, collateralized by real property and equipment of Eager
     Beaver Car Wash, Inc.                                                    5,723      6,019

Notespayable to Bank One, Texas, NA, interest prime plus 0.25% (4.25% at
     December 31, 2003) due in monthly installments totaling $50,179 per month including interest (adjusted annually), through various dates ranging from January 2004 to February 2008, collateralized by real property and equipment of certain of the Colonial Car Wash
     locations                                                                3,531      4,013

Note payable to Bank One, Texas, NA which refinanced a note payable to
     Cornett Ltd. Partnership on February 17, 2000. The Bank One note, which provides for an interest rate of prime plus 0.25% (4.25% at
     December 31, 2003), is due in monthly installments of $37,367 including interest (adjusted annually), renewed through February
     2008, collateralized by real property and equipment of the Genie
     Car Wash locations                                                       4,062      4,301

Note payable to Western National Bank,  interest rate of 8.75%, due in monthly  installments  of $20,988  including  interest, through
     October 2014,  collateralized by real property and equipment in
     Lubbock, Texas                                                           1,769      1,859

Note payable to Business Loan  Express,  interest rate of prime plus
     2.5% (6.5% at December 31, 2003), is due in monthly installments of
     $10,753 including interest (adjusted annually), through December
     2022, collateralized by real property and equipment of the Blue
     Planet Car Wash                                                          1,409      1,444

Note payable to Merriman Park J.V., interest rate of 4.0% (adjusted annually), due in monthly installments of $9,270 including interest, through November 2011, collateralized by real property
     and equipment of certain of the Colonial Car Wash locations                754        828

Note payable to Bank One Texas, NA, interest rate of prime plus 0.25%
     (4.25% at December 31, 2003), is due in monthly installments of
     $6,516 including interest (adjusted annually), through July 2006, collateralized by real property and equipment of the Superstar
     Kyrene Car Wash                                                            712        755

Note payable to Bank One,  Texas,  NA,  interest  rate of prime plus
     0.25% (4.25% at December 31, 2003), is due in monthly installments of $2,705 including interest (adjusted annually) through April
     2005, collateralized by real property and equipment of the Red
     Baron Amarillo Truck Wash                                                  313        331

Note payable to Bank One, Texas, NA, which refinanced the mortgage note payable to Southwest Bank in October 2001. The Bank One note which provides for an interest rate of prime plus 0.25% (4.25% at
     December 31, 2003), is due in monthly installments of $2,869 including interest (adjusted annually), through October 2004, collateralized by real property and equipment of certain of the
     Colonial Car Wash locations                                                339        359

Note payable to Wachovia, interest rate of one month LIBOR plus 2.50%
     (3.65% at December 31, 2003), is due in monthly principal payments of $4,049 plus accrued interest, collateralized by real property of
     Mace Security Products, Inc.                                               714        399

Capital lease payable to Columbia Credit Company, interest rate of
     14.5%, due in monthly installments of $8,314 including interest, through May 2005, collateralized by certain equipment of the Shammy
     Man Car Wash location                                                      123        201

Capital  leases  payable to various  creditors,  interest rates ranging from 7.75% to 9.97%, due in monthly installments of $6,310 including interest, through various dates ranging from November
     2004 to June 2007, collateralized by certain equipment of the
     Company                                                                    204        317

Note payable to Pennzoil Products Company, interest rate of 5% due in monthly installments of $2,496, including interest, through June
     2003, collateralized by equipment of the Company                             -         15

Notes payable to individuals for deferred  purchase  payment of Micro-
     Tech, Inc. due in monthly installments of $15,625.                          15        125
                                                                          ---------  ---------
                                                                             31,286     33,312

Less: current portion                                                         5,520      8,812
                                                                          ---------  ---------
                                                                          $  25,766  $  24,500
                                                                          =========  =========

In January 2004, the Company obtained renewals from Bank One, Texas, N.A. ("Bank One") on a 15-year amortization loan totaling $48,725 which was up for periodic renewal. The loan, classified as current at September 30, 2003, was renewed by Bank One for a five year period at favorable terms. Accordingly, the loan was reclassified to long-term debt at December 31, 2003.

The Company has available a short-term line of credit with Bank One, Texas, N.A. which provides borrowing for inventory and accounts receivable financing up to $500,000 for the Company's electronic surveillance operations. The availability under this line of credit is subject to an inventory and accounts receivable borrowing formula. There were no borrowings outstanding under this line of credit at December 31, 2003.

At December 31, 2003, the Company had three letters of credit outstanding totaling $825,000 as collateral relating to workers' compensation insurance policies.

Several of our debt agreements, as amended, contain certain affirmative and negative covenants and require the maintenance of certain levels of tangible net worth and the maintenance of certain debt coverage ratios on a consolidated level. At December 31, 2003, we were not in compliance with our consolidated debt coverage ratio related to our GMAC notes payable. With respect to the GMAC notes payable, the Company has received a waiver of acceleration of the notes through January 1, 2005. Additionally, the Company has entered into amendments to the Bank One term loan agreements as of December 31, 2003. The Company is currently in compliance with these covenants as amended. The Company initiated certain temporary and permanent cost savings measures in March of 2003, including reductions in payroll expense and certain operating costs to enable it to maintain compliance with the Bank One consolidated debt coverage ratio. These savings through December 31, 2003 totaled approximately $425,000. Additional temporary and permanent cost saving measures were initiated in March of 2004, including further reductions in payroll expenses and certain operating costs, along with an increase in prices within the Car and Truck Wash Segment to enable the Company to maintain compliance with the Bank One consolidated debt coverage ratio. The amended debt coverage ratio with Bank One requires the Company to maintain a consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") to debt service (collectively " the debt coverage ratio") of 1.1 to 1 at December 31, 2003 and in the future. As of March 11, 2004, the preliminary operating results for the quarter ended March 31, 2004 indicate that we should meet the Bank One required debt coverage ratio as of March 31, 2004; however, we cannot provide assurance that favorable operating trends will continue through March 31, 2004. If we default on any of the Bank One covenants or the GMAC covenant in the future, the Company will need to obtain further amendments or waivers from these lenders. If the Company is unable to obtain waivers or amendments in the future, Bank One debt totaling $14.9 million and GMAC debt totaling $11.6 million recorded as long-term debt at December 31, 2003 would become due on demand.

The Company's ongoing ability to comply with its debt covenants under its credit arrangements and refinance its debt depends largely on the achievement of adequate levels of cash flow. Our cash flow has been and can continue to be adversely affected by weather patterns and the economic climate. In the event that non-compliance with the debt covenants should reoccur, the Company would pursue various alternatives to successfully resolve the non-compliance, which might include, among other things, seeking additional debt covenant waivers or amendments, or refinancing of debt with other financial institutions. Although the Company believes that it will be successful in resolving potential non-compliance with its debt covenants, or refinancing its current debt, there can be no assurance that further debt covenant waivers or amendments will be attained or that the debt will be refinanced with other financial institutions at favorable terms.

Certain machinery and equipment notes payable discussed above have been classified as capital lease obligations in the balance sheet.

Maturities of long-term debt are as follows: 2004 - $5.5 million, 2005 - $2.3 million, 2006 - $2.6 million, 2007 - $2.7 million, 2008 - $8.6 million, and 2009 and thereafter - $9.6 million.

9.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consists of the following:

                                     AS OF DECEMBER 31,
                                       2003      2002
                                     --------  --------
                                       (In Thousands)
Accrued compensation                 $    495  $    844
Property and other non-income taxes       267       132
Other                                   1,085     1,068
                                     --------  --------
                                     $  1,847  $  2,044
                                     ========  ========

10.   STOCK OPTION PLANS

During September 1993, the Company adopted the 1993 Stock Option Plan ("the 1993 Plan"). The 1993 Plan provides for the issuance of up to 630,000 shares of common stock upon exercise of the options. The Company has reserved 630,000 shares of common stock to satisfy the requirements of the 1993 Plan. The options are non-qualified stock options and are not transferable by the recipient. The 1993 Plan is administered by the Compensation Committee ("the Committee") of the Board of Directors, which may grant options to employees, directors and consultants to the Company. The term of each option may not exceed fifteen years from the date of grant. Options are exercisable over either a 10 or 15 year period and exercise prices are not less than the market value of the shares on the date of grant.

In December 1999, the Company's stockholders approved the 1999 Stock Option Plan ("the 1999 Plan") providing for the granting of incentive stock options or nonqualified stock options to directors, officers, or employees of the Company. Under the 1999 Plan, 15,000,000 shares of common stock are reserved for issuance. Incentive stock options and nonqualified options have terms which are determined by the Committee with exercise prices not less than the market value of the shares on the date of grant. The options generally expire ten years from the date of grant and are exercisable based upon graduated vesting schedules as determined by the Committee. As of December 31, 2003, 2,338,012 options have been granted under the 1993 and 1999 Plans including 1,879,828 nonqualified stock options.

Activity with respect to these plans is as follows:

                                           2003                  2002                  2001
                                               WEIGHTED              WEIGHTED              WEIGHTED
                                               AVERAGE               AVERAGE               AVERAGE
                                               EXERCISE              EXERCISE              EXERCISE
                                    NUMBER       PRICE    NUMBER      PRICE     NUMBER      PRICE
Options outstanding beginning of
 period                            1,305,283   $   5.72  1,101,875   $   7.14  1,002,862   $   8.58
Options granted                      791,000   $   1.42    279,500   $   2.32    174,250   $   1.52
Options exercised                    (30,000)  $   1.32          -          -         -           -
Options canceled                    (109,250)  $   1.81    (76,092)  $  13.48    (75,237)  $  13.18
                                   ---------             ---------             ---------
Options outstanding end of period  1,957,033   $   4.27  1,305,283   $   5.72  1,101,875   $   7.14
                                   =========             =========             =========
Options exercisable                1,417,895   $   5.28  1,037,988   $   6.40    763,574   $   7.82
                                   =========             =========             =========
Shares available for granting of
 options                           5,586,237             6,267,987             6,471,395
                                   =========             =========             =========

Stock options outstanding at December 31, 2003 under both plans are summarized as follows:

                                                WEIGHTED
                                WEIGHTED AVG.     AVG.
   RANGE OF         NUMBER        REMAINING     EXERCISE
EXERCISE PRICES  OUTSTANDING  CONTRACTUAL LIFE    PRICE
 $1.28-$1.80        757,334         9.2         $   1.39
 $1.94-$2.88        454,917         7.8         $   2.31
 $3.00-$3.26         54,959         8.2         $   3.01
 $5.38-$8.00        439,186         5.3         $   5.91
 $8.63-$11.75        70,108         3.1         $  10.04
 $13.25-$19.50      170,529         5.4         $  14.89
 $22.00              10,000         5.6         $  22.00
                  ---------
                  1,957,033
                  =========

In August 1994, the Company issued warrants to purchase 28,800 shares of Mace Security International, Inc. common stock at $8.50 per share (shares and exercise price are adjusted for one-for-two reverse stock split) in connection with the purchase of certain assets of a business. The warrants are exercisable over a ten-year period, expiring on August 24, 2004.


In 1999, the Company issued warrants to purchase a total of 1,328,250 shares of the Company's common stock at a weighted average exercise price of $4.22 per share (shares and exercise price are adjusted for one-for-two reverse stock split) in connection with the purchase of certain businesses and to a director. The terms of the warrants have been established by the Board of Directors. The warrants are exercisable at various dates through August 2, 2009 and have exercise prices ranging from $2.75 to $18.50 per share. Through December 31, 2003, 281,818 warrants to purchase common stock have been exercised and 170,000 warrants to purchase common stock have expired. Including both the 1994 and 1999 warrants, the Company has a remaining total of 905,232 warrants to purchase common stock outstanding at December 31, 2003, all of which are exercisable.

During the exercise period, the Company will reserve a sufficient number of shares of its common stock to provide for the exercise of the rights represented by option and warrant holders.

11.   INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2003 and 2002 are as follows:

                                                AS OF DECEMBER 31,
                                               ---------------------
                                                  (IN THOUSANDS)
                                               ---------------------
                                                 2003        2002
                                               ---------   ---------
Deferred tax assets:
     Allowance for doubtful accounts           $     104   $      94
     Inventories                                      39          39
     Net operating loss carryforwards              7,822       5,820
     Deferred revenue                                159         150
     Compensation                                    155         202
     Car damage reserve                               25          33
     Accrued workers compensation costs              (11)        140
     Other, net                                       17         176
                                               ---------   ---------
          Total deferred tax assets                8,310       6,654
Valuation allowance for deferred tax assets         (872)     (1,100)
                                               ---------   ---------
Deferred tax assets after valuation allowance      7,438       5,554

Deferred tax liabilities:
     Property, equipment and intangibles          (5,352)     (3,624)
                                               ---------   ---------
Net deferred tax assets                        $   2,086   $   1,930
                                               =========   =========

At December 31, 2003, the Company has a net deferred tax asset of $2.1 million, primarily representing the tax effect of the $21.0 million of net operating loss carryforwards that will begin to expire during the year ending December 31, 2008, if unused. Realization of the future tax benefits related to the deferred tax assets is dependent upon many factors, including the Company's ability to generate taxable income in future years. Based on the relevant factors considered, the Company believes it is more likely than not it will realize the benefits of the net deferred tax assets. During 2003 the valuation allowance was reduced by $228,000. This reduction was the result of several fully reserved deferred tax assets that were written off in 2003 along with their corresponding valuation allowance established in prior years.

      The components of income tax (benefit) expense are:

                                    YEAR ENDED DECEMBER 31,
                                        (IN THOUSANDS)
                                    2003     2002     2001
Current (principally state taxes)   $ 106   $   203   $ 195
Deferred                             (156)   (2,423)    339
                                    -----   -------   -----

Total income tax (benefit) expense  $ (50)  $(2,220)  $ 534
                                    =====   =======   =====

      The significant components of deferred income tax (benefit) expense attributed to (loss) income for the years ended December 31, 2003, 2002, and 2001 are as follows:

                                               YEAR ENDED DECEMBER 31,
                                                   ( IN THOUSANDS)
                                              2003      2002      2001
Deferred tax expense                         $ 2,074   $(1,465)  $ 1,531
Loss carryforward                             (2,002)   (1,108)   (1,297)
Valuation allowance for deferred tax assets     (228)      150       105
                                             -------   -------   -------
                                             $  (156)  $(2,423)  $   339
                                             =======   =======   =======

A reconciliation of income tax (benefit) expense computed at the U.S. federal statutory tax rates to total income tax (benefit) expense is as follows:

                                              YEAR ENDED DECEMBER 31,
                                              2003      2002     2001
                                             -------   -------   -----
                                                   (In Thousands)
Tax at U.S. federal statutory rate           $(1,255)  $(2,803)  $ 505
State taxes, net of federal benefit              233      (184)    128
Goodwill impairment                            1,203         -       -
Nondeductible costs and other acquisition
     accounting adjustments                        7       654     171
Valuation allowance for deferred tax assets     (228)      150     105
                                             -------   -------   -----
Fixed asset adjustments                            -         -    (358)
Other adjustments                                (10)      (37)    (17)
                                             -------   -------   -----

Total income tax (benefit) expense           $   (50)  $(2,220)  $ 534
                                             =======   =======   =====

12.   EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share: (in thousands except earnings per share)

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                   2003           2002          2001
Numerator (In Thousands):
(Loss) income before cumulative effect of change in accounting principle       $     (3,533)  $       (57)  $        908
Cumulative effect of change in accounting principle                                       -        (5,733)             -
                                                                               ------------   -----------   ------------
Net (loss) income                                                              $     (3,533)  $    (5,790)  $        908
                                                                               ============   ===========   ============
Denominator:
Denominator for basic (loss) income
     per share - weighted average shares                                         12,414,816    12,630,964     12,724,282
Dilutive effect of options and warrants                                                   -             -         17,840
                                                                               ------------   -----------   ------------
Denominator for diluted (loss) income
     per share - weighted average shares                                         12,414,816    12,630,964     12,742,122
                                                                               ============   ===========   ============
Basic (loss) income per share:
     (Loss) income before cumulative effect of change in accounting principle  $      (0.28)  $         -   $       0.07
     Cumulative effect of change in accounting principle                                  -         (0.46)             -
                                                                               ------------   -----------   ------------
     Total                                                                     $      (0.28)  $     (0.46)  $       0.07
                                                                               ============   ===========   ============

Diluted (loss) income per share:
     (Loss) income before cumulative effect of change in accounting principle  $      (0.28)  $         -   $       0.07
     Cumulative effect of change in accounting principle                                  -         (0.46)             -
                                                                               ------------   -----------   ------------
     Total                                                                     $      (0.28)  $     (0.46)  $       0.07
                                                                               ============   ===========   ============

The dilutive effect of options and warrants of 40,399 and 25,344 at December 31, 2003 and 2002, respectively, have not been included in the calculation of diluted earnings per share because they are anti-dilutive.

13.   CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts in high quality financial institutions. At times, these balances may exceed insured amounts.

14.   COMMITMENTS AND CONTINGENCIES

The Company is obligated under various operating leases, primarily for certain equipment, vehicles, and real estate. Certain of these leases contain purchase options, renewal provisions, and contingent rentals for the proportionate share of taxes, utilities, insurance, and annual cost of living increases. Future minimum lease payments under operating leases with initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003 are as follows: 2004 - $1.3 million; 2005 - $1.0 million; 2006 - $616,000; 2007 -
$501,000; 2008 - $369,000; and thereafter - $1.1 million. Rental expense under these leases was $1.7 million, $1.6 million, and $1.5 million, for the years ended December 31, 2003, 2002, and 2001, respectively.

The Company subleases a portion of the building space at several of its car wash facilities either on a month-to-month basis or under cancelable leases. During fiscal 2003, 2002, and 2001 revenues under these leases were approximately $214,000, $192,000, and $141,000 respectively. These amounts are classified as other income in the accompanying statements of operations.

The Company is subject to federal and state environmental regulations, including rules relating to air and water pollution and the storage and disposal of oil, other chemicals, and waste. The Company believes that it complies, in all material respect, with all applicable laws relating to its business.

Certain of the Company's executive officers have entered into employee stock option agreements whereby options issued to them shall be entitled to immediate vesting should the officer be terminated upon a change in control of the Company. Additionally, the employment agreement of the Company's Chief Executive Officer, Louis D. Paolino, Jr., entitles Mr.

Paolino to receive a fee of $2.5 million upon termination of employment under certain conditions. The employment agreement also provides for a bonus of $2.5 million upon a change in control.

The Company is a party to various legal proceedings related to its normal business activities. In the opinion of the Company's management, none of these proceedings are material in relation to the Company's results of operations, liquidity, cash flows, or financial condition.

15.   EMPLOYEE BENEFIT PLANS

Two subsidiaries of the Company maintained voluntary 401(k) plans which covered substantially all of their respective employees. Under one of the plans, employees were allowed to contribute from 1% to 20% of their regular wages, up to the limit permitted by the Internal Revenue Service. The Company matched 25% of each dollar contributed by employees up to 4% of their wages. Under the second plan, employees could contribute from 1% to 25%. Although the plan allowed for discretionary company matches, the Company did not make any matching contributions in the three years ended December 31, 2003. Both plans were terminated in 2002.

16.   OPERATING AGREEMENTS

The Company has been directly operating its Security Products Segment since May 1, 2002. Previous to May 1, 2002, the Security Products Segment was operated by Mark Sport under a management agreement which expired on April 30, 2002. Mark Sport is controlled by Jon E. Goodrich, a director of the Company through December, 2003. Under the Management Agreement, beginning on January 1, 2000, Mark Sport operated the segment and received all profits and losses therefrom. In exchange, Mark Sport paid the Company a monthly fee and, upon termination of the agreement, an amount equal to the amortization and depreciation of the assets of the division. (See Note 19, Related Party Transactions.)

17.   GOODWILL AND ASSET IMPAIRMENT CHARGES

In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we periodically review the carrying value of our long-lived assets held and used, and assets to be disposed of, for possible impairment when events and circumstances warrant such a review. During the year ended December 31, 2002, we wrote down assets determined to be impaired by approximately $1.2 million. The asset write-down related to one of our full service car wash sites in Texas and two full service car wash sites in Arizona. We have determined that due to poor demographics and increased competition in the geographic areas of these sites, their future expected cash flows will not be sufficient to recover their respective carrying values. During the quarter ended June 30, 2003, we further wrote down the assets related to one of the full service car wash site in Arizona which we partially wrote down at December 31, 2002 by an additional $351,000. The additional write-down was the result of the impending loss of a significant customer of this site resulting in an additional reduction of the future expected cash flows of this site and the ability to recover the site's carrying value. The Company closed the facility effective September 30, 2003. We continue to market the remaining two sites for sale and have written down these two assets to their estimated fair market values.

In the fourth quarter of 2003, as a result of the annual impairment test of Goodwill and Other Intangibles, we recorded an impairment of approximately $3.4 million related to our Northeast region reporting unit of our Car and Truck Wash Segment. This was principally due to a reduction in future projected cash flows resulting from extended departures from our historic revenue levels due to inclement weather and a slower economy.

18.   COSTS OF TERMINATED ACQUISITIONS

The Company's policy is to charge as an expense any previously capitalized expenditures relating to proposed acquisitions that in management's current opinion will not be consummated. The costs of previously capitalized expenditures related to proposed acquisitions totaled approximately $57,000 and $135,000 in 2002 and 2001, respectively. These costs, which principally related to several possible acquisitions the Company pursued outside the car wash industry, are primarily related to due diligence costs.

19.   RELATED PARTY TRANSACTIONS

Effective August 1, 2000, Mace entered into a five-year lease with Bluepointe, Inc., a corporation controlled by Louis D. Paolino, Jr., Mace's Chairman, Chief Executive Officer and President, for Mace's executive offices in Mt. Laurel, New Jersey. The lease terms were subject to a survey of local real estate market pricing and approval by the Company's Audit Committee and provide for an initial monthly rental payment of $15,962, which increases by 5% per year in the third through fifth years of the lease. Mace believes that the terms of this lease (based on an annual rate of $19.00 per square foot) are competitive when compared to similar facilities in the Mt. Laurel, New Jersey area. Mace has also entered into a three-year furniture lease/purchase agreement with Bluepointe, Inc., dated January 1, 2001, which provided for an initial payment of $20,000 and monthly rental payments thereafter of $4,513, for the use of the furnishings in Mace's executive offices. The rental rates were based upon a third-party valuation of the furnishings. The furniture lease has expired and Mace has purchased the furniture.

The Company purchased charter airline services from Air Eastern, Inc., and LP Learjets, LLC, charter airline companies owned by Louis D. Paolino, Jr., the Company's Chairman, Chief Executive Officer and President. The Company incurred approximately $5,000 in 2003 and $29,000 in 2002 for such services. On November 6, 2001, the Audit Committee approved an arrangement subject to quarterly review under which the Company prepays LP Learjets, LLC $5,109 per month for the right to use a Learjet 31A for 100 hours per year. Additionally, when the Learjet 31A is used, the Company pays to third parties unaffiliated with Louis D. Paolino, Jr., the direct costs of the Learjet's per-hour use, which include fuel, pilot fees, engine insurance and landing fees. As of July 2002, the Company is no longer prepaying LP Learjets, LLC for the future right to use the Learjet 31A.

In February 2000, the Company entered into a Management Agreement with Mark Sport, Inc. ("Mark Sport"), a Vermont corporation controlled by Jon E. Goodrich, a director of the Company through December, 2003. The Management Agreement entitled Mark Sport to operate the Company's Security Products Segment and receive all profits or losses for a seven-month term beginning January 1, 2000 in exchange for certain payments to the Company. The Management Agreement was extended several times through amendments. A February 21, 2002 amendment extended the term of the Management Agreement through April 30, 2002, and reconciled the amount owed by Mark Sport to the Company under the Management Agreement from February 2000 through December 31, 2001. Mark Sport and the Company agreed in the amendment that Mark Sport, as of December 31, 2001, owed the Company $127,000, resulting in a resolution of certain disputes and a reduction of the amounts owed by Mark Sport of approximately $92,000. The Management Agreement expired on April 30, 2002 and was further amended on July 22, 2002 to reconcile the amount owed by Mark Sport to Mace under the Management Agreement for the period January 1, 2002 through April 30, 2002. Mark Sport and Mace agreed in their final amendment that Mark Sport owed the Company $100,000 for this period, resulting in a resolution of certain disputes and a reduction of the amounts recorded by the Company as owed by Mark Sport of approximately $39,000. At December 31, 2003, Mark Sport owed the Company $127,000.

The Company's Consumer Products Division leases manufacturing and office space under a five-year lease with Vermont Mill, Inc. ("Vermont Mill"), which provides for monthly lease payments of $9,167 through November 2004. The Company has exercised an option to continue the lease through November 2009. The rent will increase by a CPI factor on November 2004. Vermont Mill is controlled by Jon E. Goodrich, a director of the Company through December 2003. The Company believes that the lease rate is lower than lease rates charged for similar properties in the Bennington, Vermont area. On July 22, 2002, the lease was amended to provide Mace the option and right to cancel the lease with proper notice and a payment equal to six months of the then current rent for the leased space occupied by Mace. On March 1, 2004, Vermont Mill agreed to pay the $127,000 that Mark Sport owes the Company by giving the Company a monthly rent reduction of $1,700. The rent credit commences in July 2004 and continues for 72 months.

Vermont Mill borrowed a total of $228,671 from the Company through December 31, 2001. On February 22, 2002, Vermont Mill executed a three year promissory note with monthly installments of $7,061 including interest at a rate of 7%. The Company's Lease Agreement with Vermont Mill provides for a right of offset of lease payments against this promissory note in the event monthly payments are not made by Vermont Mill. At December 31, 2003, the balance owed on this promissory note was $102,000.

From January 1, 2003 through December 31, 2003, the Company's Electronic Surveillance Products Division sold approximately $51,000 of electronic security equipment to DSS, Inc. and approximately $22,000 to Security Systems and Installations, Inc. Louis Paolino, III, the son of the Company's CEO, Louis D. Paolino, Jr., is a one-third owner of DSS, Inc. and a fifty percent owner of Security Systems and Installations Inc. The pricing extended to DSS, Inc. and Security Systems and Installations, Inc. is no more favorable than the pricing given to third party customers who purchase in similar volume. Additionally, DSS, Inc. was hired by the Company to install security cameras in several of the Company's car washes at an installation fee of $6,800. At December 31, 2003, DSS, Inc. and Security Systems and Installations, Inc. owed the Company approximately $37,000 and $20,000, respectively.

20.   SEGMENT REPORTING

The Company currently operates in two segments: the Car and Truck Wash Segment, supplying complete car care services (including wash, detailing, lube, and minor repairs), fuel, and merchandise sales; and the Security Products Segment. From January 1, 2000 through April 30, 2002, the Company was paid $20,000 per month under a Management Agreement pursuant to which Mark Sport, an entity controlled by Jon E. Goodrich, a director of the Company through December, 2003, operated the Company's Security Products Segment. Effective May 1, 2002, the Management Agreement expired and the Company recommenced operation of the Security Products Segment.

The Company evaluates performances and allocates resources based on operating income of each reportable segment rather than at the operating unit level. The Company defines operating income as revenues less cost of revenues, selling, general and administrative expense, and depreciation and amortization expense. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies (see Note 2). There is no intercompany profit or loss recognized on intersegment sales.

The Company's reportable segments are business units that offer different services and products. The reportable segments are each managed separately because they provide distinct services or produce and distribute distinct products through different processes.

\
      Selected financial information for each reportable segment is as follows:

                                                  YEAR ENDED DECEMBER 31,
                                                2003       2002        2001
                                              --------   ---------   ---------
                                                       (In Thousands)
Revenues:
     Car and truck wash - external customers  $ 43,415   $  44,132   $  47,984
     Security products - external customers      5,581       2,498           -
     Security products - operating agreement         -          80         240
                                              --------   ---------   ---------
                                              $ 48,996   $  46,710   $  48,224
                                              ========   =========   =========
Operating (loss) income:
     Corporate (1)                            $ (2,987)  $  (3,044)  $  (2,845)
     Car and truck wash                          4,917       6,004       6,645
     Security products                            (190)        (15)          -
     Security products - operating agreement         -          80         148
                                              --------   ---------   ---------
                                              $  1,740   $   3,025   $   3,948
                                              ========   =========   =========

Assets:
     Car and truck wash                       $ 83,262   $  91,294   $ 100,529
     Security products                           7,340       4,994       4,141
                                              --------   ---------   ---------
                                              $ 90,602   $  96,288   $ 104,670
                                              ========   =========   =========

Capital expenditures:
     Corporate                                $      5   $      11   $     171
     Car and truck wash                            872       1,357       1,715
     Security products                             578         625           -
                                              --------   ---------   ---------
                                              $  1,455   $   1,993   $   1,886
                                              ========   =========   =========

Depreciation and amortization:
     Corporate                                $     62   $      66   $      95
     Car and truck wash                          1,795       1,839       2,626
     Security products                             101          48          92
                                              --------   ---------   ---------
                                              $  1,958   $   1,953   $   2,813
                                              ========   =========   =========

      (1) Corporate functions include the corporate treasury, legal, financial reporting, information technology, corporate tax, corporate insurance, human resources, investor relations, and other typical centralized administrative functions.

A reconciliation of operating income for reportable segments to total reported operating (loss) income is as follows:

                                        YEAR ENDED DECEMBER 31,
                                         2003      2002    2001
                                        -------   ------  ------
                                             (In Thousands)
Total operating income for
    reportable segments                 $ 1,740   $3,025  $3,948
Costs of terminated acquisitions              -       57     135
Goodwill and asset impairment charges     3,798    1,165       -
                                        -------   ------  ------
Total reported operating (loss) income  $(2,058)  $1,803  $3,813
                                        =======   ======  ======

21. SELECTED QUARTERLY FINANCIAL INFORMATION (IN THOUSANDS, EXCEPT PER SHARE INFORMATION) (UNAUDITED)

YEAR ENDED DECEMBER 31, 2003

                              1ST QUARTER  2ND QUARTER   3RD QUARTER   4TH QUARTER      TOTAL
Revenues                      $    12,601  $    12,302   $    11,876   $    12,217   $    48,996
Gross profit                  $     3,670  $     3,372   $     2,928   $     3,214   $    13,184
Net income (loss)             $       342  $       (88)  $      (182)  $    (3,605)  $    (3,533)
Diluted net income
  (loss) per share            $      0.03  $     (0.01)  $     (0.01)  $     (0.29)  $     (0.28)

YEAR ENDED DECEMBER 31, 2002

                              1ST QUARTER   2ND QUARTER  3RD QUARTER   4TH QUARTER      TOTAL
Revenues                      $    11,756   $    11,853  $    11,840   $    11,261   $    46,710
Gross Profit                  $     3,840   $     3,581  $     3,146   $     2,843   $    13,410
Income (loss) before
 Cumulative effect of change
 in accounting principle      $       691   $       357  $      (116)  $      (989)  $       (57)
Net (loss) income             $    (5,042)  $       357  $      (116)  $      (989)  $    (5,790)
 Diluted income (loss)
 before cumulative effect of
 change in accounting
 principle per share          $      0.06   $      0.03  $     (0.01)  $     (0.08)    $       -
Diluted net (loss) income
 per share                    $     (0.40)  $      0.03  $     (0.01)  $     (0.08)  $     (0.46)

YEAR ENDED DECEMBER 31, 2001

                              1ST QUARTER  2ND QUARTER  3RD QUARTER   4TH QUARTER     TOTAL
Revenues                      $    12,829  $    13,041  $    10,965   $    11,389  $    48,224
Gross Profit                  $     3,749  $     3,894  $     2,827   $     3,657  $    14,127
Net Income (loss)             $       302  $       358  $       (19)  $       267  $       908
Diluted Net Income
     (loss) Per Share         $      0.02  $      0.03  $         -   $      0.02  $      0.07